VICKY CAKES PANCAKE MIX, LLC

**CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD
ENDED DECEMBER 31, 2022
(UNAUDITED)**

TABLE OF CONTENTS

Balance Sheet

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivelants	466.30	2,966.13
Inventory	164,965.00	141,525.72
Accounts Receivable	15,453.18	16,758.30
Total Current Assets	180,884.48	161,250.15
Non-Current Assets		
Machines and Equipment	5,315.82	5,580.00
Fixtures, Fittings and Computer Equipment	5,584.18	4,550.00
Total Non-Current Assets	10,900.00	5,580.00
TOTAL ASSETS	191,784.48	166,830.15
LIABILITIES AND EQUITY		
Liabilities		
Long-term Debt	22,542.36	--
Short-term Debt	9,750.00	456.04
Total Liabilities	32,292.36	456.04
Equity		
Capital	58,121.96	20,250.21
Retained Earnings	146,123.90	118,710.75
Current Year Net Profit	4,960.46	27,413.15
Drawing	(49,714.20)	--
Total Equity	159,492.12	166,374.11
TOTAL LIABILITIES AND EQUITY	191,784.48	166,830.15

Income Statement

		As of December 31,		
		2022		2021
REVENUE	$	87,228.92	$	244,089.03
Cost of Goods Sold	$	17,544.32	$	68,824.04
Gross Profit	$	69,684.60	$	175,264.99
EXPENSES				
All Expenses	$	64,724.14	$	157,836.84
Depreciation & Amortization	$	-	$	-
Total Expenses	$	64,724.14	$	157,836.84
OPEARTING PROFIT	$	4,960.46	$	17,428.15
Interest Expense	$	-	$	-
Tax Expense	$	-	$	-
OTHER INCOME				
Grant	$	-	$	10,000.00
Total Other Income			$	10,000.00
NET INCOME	$	4,960.46	$	27,428.15

Statement of Cash Flows

	As of December 31, 2022	
	2022	2021
OPERATING ACTIVITIES		
Cash Received From Customer	71,775.74	227,330.73
Decrease in Assets:		
Cost of Goods Sold	(17,544.32)	(68,824.04)
Supplies & Equipment	(3,543.22)	(8,049.66)
Operating Expense	(23,097.22)	(29,799.64)
Insurance	(424.59)	(290.28)
Logistics Expense	(212.38)	(719.82)
Marketing Expense	(11,756.93)	(18,393.15)
Shipping Fees	(16,607.26)	(74,311.45)
Traveling Expense	(1,443.75)	(3,992.90)
Miscellaneous Expense	(7,234.25)	(9,837.61)
Payroll Taxes	(233.10)	(4,494.88)
Taxes	(171.44)	(1,084.62)
Total adjustments to reconcile for operating activities	(82,268.46)	(219,798.05)
Net cash provided/(used) by operating activities	(10,492.72)	7,532.68
INVESTING ACTIVITIES		
Purchase of Long-term Assets	0.00	0.00
Cash Receipts From Sale of Long-term Assets	0.00	0.00
Net cash provided by investing activities	0.00	0.00
FINANCING ACTIVITIES		
Proceeds From Long-term Debt	5,847.14	456.04
Long-term Debt Repayments	(12,678.11)	(13,212.76)
Owner's Capital Contribution	18,353.81	20,250.21
Owner's Draw	(3,529.95)	(15,920.49)
Net cash provided by financing activities	7,992.89	(8,427.00)
Net Cash increase (decrease) for period	(2,499.83)	(894.32)
Cash at beginning of the year	2,966.13	3,860.45
Cash at end of the year	466.30	2,966.13

Statement of Changes in Equity

	As of December 31,	
	2022	2021
Opening Balance	166,374.11	
Capital Contribution	58,121.96	20,250.21
Net Profit/Loss	4,960.46	27,413.15
Drawing	(49,714.20)	0.00
Ending Balance	179,742.33	47,663.36

Vicky Cakes Pancake Mix, LLC

Notes to the Unaudited Financial Statements
December 31, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vicky Cakes Pancake & Waffle Mix is a manufacturer and seller of a proprietary, secret family recipe created by Vicky, a single mother from Gary, Indiana who created the recipe out of necessity for her four children. It is a 40+-year-old family recipe that's delicious, wholesome, and dairy-free, plus gluten-free. Vicky Cakes is based in Dallas, TX, and is run by a black-owned husband and wife duo.

Regulations

Vicky Cakes Pancake Mix must maintain a Texas state manufacturing license to operate. It is highly recommended that Vicky Cakes is manufactured in accordance with a food management system. Once the manufacturing facility implements processes that address all the requirements of FSSC 22000, they can be certified to FSSC 22000. The certification program is managed by the Foundation for Food Safety Certification.

Vicky Cakes' manufacturing is not governed by the FDA and does not require FDA approval.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue from the sale of products is recognized when control of the goods has transferred, being when the goods have been shipped to the customer's location (delivery). A receivable is recognized by the Group and Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Under the standard Company contract terms, the company does not accept returns but can provide refunds where necessary. At the point of sale, a refund liability and a corresponding adjustment to revenue are recognized for those products expected to be refunded. At the same time, the Company has a right to recover the product when customers exercise their right of a refund so consequently recognizes a corresponding adjustment to the cost of inventories recognized in profit or loss. The Company uses its accumulated historical experience to estimate the number of refunds. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of refunds over previous years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated as the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. Equity-basedd compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company elected to be taxed as an S Corporation, a pass-through entity, therefore any income tax expense or benefit was the responsibility of the company's owners.

Recent Account Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – RISKS

The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Company may rely on distributors for the distribution of its products. There is no assurance that these distributors, who often act for multiple competing market participants, will not give the Company's competitors' products higher priority, thereby reducing their efforts to sell the Company's products. Additionally, distributors may not always align themselves with the Company's interests. If distributors do not effectively distribute the Company's products, the Company could be adversely affected.

The Company's revenue model may be impaired or changed. The Company's success depends mainly on its ability to sell the Company's product offerings. The company may generate but retain some or all of the earnings for the growth and development of its business and, accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. The Company has made certain assumptions about the marketplace to create financial projections for the business. Risk is associated with the accuracy of these projections due to continuous market changes, new feature introductions by competitors, changes in consumer preferences, and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors' changes in the marketplace and changes in consumer preferences.

The Company depends on its suppliers to provide safe and quality ingredients. In addition, the Company depends on its employees, distributors, and retailers to follow safe production and handling procedures for its products. Problems and shortcomings in these areas could lead to unsafe product and product safety recalls which could damage the Company's reputation and ability to compete in the marketplace.

The Company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective toward the Company's goals. Such a portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgment with respect to the application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in a manner that the investors disagree with and the investors may have no recourse. Using proceeds that do not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or a portion of his or her investment. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment. The failure of our management. to apply these funds effectively could result in financial losses.

Given your company's information, we've generated some risks that may be relevant to your situation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.